SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

DASSAULT SYSTEMES S.A.
(Exact Name of Registrant as Specified in its Charter)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release, dated May 16, 2002, announcing that United Airlines has implemented IBM and Dassault Systemes' 3D PLM Solutions to create and manage engineering data.

UNITED

DASSAULT SYSTEMES

INCAT

IBM



United Airlines Implements IBM and Dassault Systemes' 3D PLM Solutions to Create and Manage Engineering Data

World's leading airline implements cockpit door security modifications in 50% less time with Product Lifecycle Management Solutions from IBM and Dassault Systemes

Paris (France) and San Francisco (USA), May 16, 2002 – United Airlines has implemented CATIA Version 5 (V5) Solutions from IBM and Dassault Systemes to create and manage key engineering data relating to aircraft maintenance. The decision to use a single CAD/CAM system was based on a strategic move to reduce production costs. This decision included the implementation of over 300 CATIA workstations. IBM business partner, INCAT, was selected by United Airlines to implement and deploy CATIA V5 solutions at United's maintenance engineering sites.

The United Airlines engineering team will use the full range of CATIA V5 3D capabilities, such as modeling, analysis, manufacturing, and review based on a digital mock-up (DMU) in various areas such as fleet engineering, component engineering, engine overhaul, tooling, general manufacturing, aircraft interior reconfiguration, and illustration creation.

In rapid response to the recent global requirement for upgraded safety in the aircraft industry, United Airlines used CATIA V5 for reinforcing existing cockpit doors. In just half the time normally required, the engineering team was able to re-design the door hardware, perform the required stress analysis, and generate manufacturing instructions.

"CATIA V5 significantly reduces design time and when such critical situations occur, we need to react very quickly. Not only did we gain in cycle-time, but creating the engineering data in 3D allowed us to verify fit and assembly at the design stage, " said Greg Taylor, Director, Information Services Division – United Airlines. *"Through a close partnership with Dassault Systemes and IBM, ours has become the first commercial aviation three-dimensional maintenance center in the world."*

As part of IBM and Dassault Systemes' 3D Product Lifecycle Management (PLM) solutions, CATIA is used to manage the lifecycle of products - from design, through production to maintenance. Ease of use, coupled with proven versatility within the manufacturing environment, have facilitated the deployment of CATIA within United Airlines.

"CATIA V5 offers ease of use for the engineers who are using 3D design for the first time, while offering the advanced functions, `such as analysis and digital mock-up, that fully support maintenance processes. Combined efforts between United Airlines leadership and Dassault Systemes' technology will bring tremendous improvement in the After Market world," said Philippe Forestier, Executive Vice-President of Sales and Marketing at Dassault Systemes.

United Airlines' information technology and engineering personnel have teamed with INCAT to implement and deploy CATIA V5 across all maintenance engineering sites, and to ensure a seamless migration of over 200 users and their data from five legacy CAD programs on mainframe and Apple MacIntosh platforms to a single Windows-based CATIA V5 environment.

"It was critical for us to successfully implement CATIA V5 this year, and minimize any impact to engineering productivity during the migration," declared Adam Calmis, Manager - Engineering Services and Processes – United Airlines. *"INCAT has been a key partner in this implementation, and we have been very pleased with the quality and timeliness of their support."*

"We are delighted to partner with United Airlines on this project, which is one of the largest production roll-outs of CATIA V5 to date, and the first in the airline maintenance sector. Working with a dedicated United Airlines team, we were able to leverage our wide range of project management, engineering and systems skills to help meet the CATIA V5 implementation goals. We look forward to a continued relationship with United Airlines, Dassault Systemes and IBM," commented Ulrich Herter, CEO of INCAT.

"IBM has worked closely with United Airlines in a number of information technology solution areas," said Mike Hulley, General Manager, IBM Global Travel & Transportation Industry group. *"Enabling UAL to improve productivity and shorten cycle times is a great example of the business value our customers can achieve using solutions from IBM and its Business Partners."*

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About United Airlines
United Airlines offers nearly 1,650 flights a day on a route network that spans the globe.
News releases and other information about United Airlines can be found at the company's website, www.united.com.

About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. **The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com**

About Dassault Systemes
Dassault Systemes is the premier global software developer for the CAD/CAM/CAE/PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and SmarTeam Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of the Dassault Systemes family, is a market-leading

provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.
Information about Dassault Systemes is available at http://www.dsweb.com

About INCAT
Founded in 1984, **INCAT** is one of the world's leading product realization companies with headquarters in the United States, in Novi, Michigan, and the United Kingdom, in Hemel, Hempstead. With more than 800 employees based in 33 facilities in nine countries, INCAT is unique in the industry with its combination of global reach, critical mass and domain competence.
Information about INCAT is available at http://www.incat.com

UAL Press Contacts:

Chris Brathwaite
847-700-2278
chris.brathwaite@ual.com

Dassault Systemes Press Contacts:

Anthony Maréchal
+ 33 1 55 49 84 21
anthony_marechal@ds-fr.com

Dassault Systemes Investor Contacts:

Jean-Benoit Roquette/Nicole Curtin
Press: Nelly Dimey/Lorie Lichtlen
Morgen-Walke Europe
+33 1 47 03 68 10

INCAT Press Contacts:

Ned Jolic – Europe
+ 44 1 442 281 203
njolic@uk.incat.com

IBM Press Contacts:

Jennifer Feller
+33 1 41 88 61 89
jennyfeller@fr.ibm.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant, Dassault Systemes, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 16, 2002

DASSAULT SYSTEMES

By: [signature]
Name: Thibault de Tersant
Title: Executive Vice-President, Finance and Administration